Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the quarter ended June 30, 2011 and 2010
(RMB and US$ amounts expressed in thousands, except per share data)

	30 June 2011		30 June 2010
	RMB '000	US$ '000	RMB '000	US$ '000
Revenue, net	4,017,242	620,749	4,016,043	620,564
Cost of goods sold	3,246,139	501,598	3,120,913	482,248

Gross profit	771,103	119,151	895,130	138,316
Other income	(21,353)	(3,300)	(17,179)	(2,655)
Research & development costs	81,965	12,665	82,905	12,811
Selling, general and administrative expenses	420,245	64,937	498,258	76,991

Operating profit	290,246	44,849	331,146	51,169
Finance cost	27,976	4,323	37,569	5,805
Share of (profit)/loss of associates	(628)	(97)	245	38
Share of loss/(profit) of joint ventures	9,265	1,432	(163)	(25)

Profit before tax from continuing operations	253,633	39,191	293,495	45,351
Income tax expense	46,864	7,241	51,924	8,023

Profit for the period	206,769	31,950	241,571	37,328

Attributable to:
Owners of the Parent	155,130	23,971	179,096	27,674
Non-controlling interests	51,639	7,979	62,475	9,654

	206,769	31,950	241,571	37,328

Net earnings per common share	4.16	0.64	4.81	0.74

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the six months ended June 30, 2011 and 2010
(RMB and US$ amounts expressed in thousands, except per share data)

	30 June 2011		30 June 2010
	RMB '000	US$ '000	RMB '000	US$ '000
Revenue, net	8,249,584	1,274,736	9,085,601	1,403,919
Cost of goods sold	6,534,337	1,009,694	7,165,303	1,107,192

Gross profit	1,715,247	265,042	1,920,298	296,727
Other income	(40,711)	(6,291)	(35,752)	(5,524)
Research & development costs	159,962	24,718	150,206	23,210
Selling, general and administrative expenses	877,278	135,558	1,006,004	155,449

Operating profit	718,718	111,057	799,840	123,592
Finance cost	75,342	11,642	76,560	11,830
Share of (profit)/loss of associates	(972)	(150)	197	30
Share of loss of joint ventures	27,021	4,175	7,617	1,177

Profit before tax from continuing operations	617,327	95,390	715,466	110,555
Income tax expense	109,057	16,851	116,561	18,011

Profit for the period	508,270	78,539	598,905	92,544

Attributable to:
Owners of the Parent	385,597	59,583	450,888	69,672
Non-controlling interests	122,673	18,956	148,017	22,872

	508,270	78,539	598,905	92,544

Net earnings per common share	10.35	1.60	12.10	1.87

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB and US$ amounts are expressed in thousands)

	As of December
	31, 2010	As of June 30, 2011
	RMB '000	RMB '000	US$ '000
	(audited)	(unaudited)	(unaudited)
Cash and cash equivalents	4,060,990	2,926,329	452,180
Trade and bills receivable, net	4,234,475	7,365,757	1,138,166
Inventories, net	2,632,860	2,184,166	337,500
Other current assets	452,578	710,961	109,859

Current assets	11,380,903	13,187,213	2,037,705

Property, plant and equipment	3,276,302	3,355,090	518,433
Prepaid operating leases	407,468	393,295	60,772
Goodwill	212,636	212,636	32,857
Investment in associates and joint ventures	552,923	561,444	86,755
Other non-current assets	416,031	319,248	49,331

Non-current assets	4,865,360	4,841,713	748,148

Total assets	16,246,263	18,028,926	2,785,853

Trade and bills payable	5,699,334	6,411,589	990,727
Interest bearing loans and borrowings	423,543	1,211,561	187,212
Other current liabilities	2,769,730	3,018,673	466,449

Current liabilities	8,892,607	10,641,823	1,644,388

Interest bearing loans and borrowings	201,850	220,497	34,071
Deferred grants	269,736	312,511	48,290
Other non-current liabilities	96,143	78,172	12,079

Non-current liabilities	567,729	611,180	94,440

Total liabilities	9,460,336	11,253,003	1,738,828

Equity attributable to owners of the Parent	5,097,947	5,107,041	789,147
Non-controlling interests	1,687,980	1,668,882	257,878

Total equity	6,785,927	6,775,923	1,047,025

Total equity and liabilities	16,246,263	18,028,926	2,785,853

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